May 3, 2007
VIA EDGAR AND FACSIMILE
Ms. Sonia Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Zila, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed on April 23, 2007
File No. 333-139967
Dear Ms. Barros:
     This letter responds to the Staff’s comment, as set forth in the Staff’s letter dated April 23, 2007, on the Zila, Inc. (“Zila”) Registration Statement on Form S-3, File No. 333-139967, which was filed on January 12, 2007 and amended on April 23, 2007 (the “Registration Statement”). Zila is filing herewith Pre-Effective Amendment No. 2 to the Registration Statement. For your convenience, we have repeated your comment in our letter.
General
     Staff Comment:
     1. Please revise you tabular disclosure throughout the prospectus to clarify that only certain of the investors in the Private Placement are selling stockholders in this registration statement and that some of the investors were selling stockholders in the registration statement on Form S-3 (file number 333-139698) declared effective March 23, 2007. Your revised disclosure should be clear as to who was a selling stockholder in the previous registration statement and who is a selling stockholder in this registration statement.
     Company Response:
     The Registration Statement has been revised to address the Staff’s comment.

* * *
     Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please direct any questions concerning this letter to me at (602) 266-6700.

Very truly yours, Zila, Inc.
/s/ Lawrence A. Gyenes
Lawrence A. Gyenes
Chief Financial Officer

cc: Jeffrey P. Riedler, Assistant Director